RUSSEL METALS INC.
REPORT TO SHAREHOLDERS
FIRST QUARTER REPORT
FOR THE PERIOD ENDED MARCH 31, 2005

The current steel cycle continues to generate strong results with conflicting messages.  Will steel producers continue reducing prices on certain products? Will international steel producers continue to find alternate markets to North America for their product?  Will raw material input costs for steel producers continue to fluctuate? Will demand for carbon steel products in North America continue to weaken? Through all of the uncertainty, Russel Metals continues to report strong profit levels.

Net earnings for the quarter ended March 31, 2005 were $33.4 million or $0.67 per share compared to $25.3 million or $0.53 in the same quarter last year.  Revenue was $695 million for the first quarter of 2005, up 35% from $513 million in the first quarter last year and up 11% from the fourth quarter of 2004.

The first quarter 2005 reported net earnings included $0.4 million pre-tax restructuring costs mainly related to assets held for sale.  Earnings per share for the first quarter of 2005 would be unchanged at $0.67 without this charge.  The first quarter 2004 net earnings included before tax charges of $11.3 million related to the redemption of long-term debt, $0.8 million for restructuring costs related to the Acier Leroux acquisition and a loss from discontinued operations of $0.3 million.  These charges impacted 2004 first quarter earnings by $0.20 per share.  Without these charges, earnings per share would have been $0.73 for the first quarter of 2004, slightly ahead of 2005.  This is partly due to the approximately $20 million of inventory holding gains realized last year when steel prices were increasing.  These inventory gains have not been replicated in 2005.

In the first quarter of 2005, the business segments all experienced margin pressure since year-end, as forecasted, with lower margins partially offset by stronger revenues.  Margins in our most seasonal business, the energy tubular products segment, while weaker than the fourth quarter last year are stronger than the first quarter of 2004. This segment produced record operating profits of $17.4 million versus $7.7 million in the first quarter of 2004 due to higher volumes and pricing.  The oil and gas sector in Alberta remains very strong and all three of our Alberta based energy tubular products operations will continue to benefit from the drilling activity.

The metals service centers and steel distributors segments both experienced higher revenues when compared with last year combined with lower margins as steel prices declined and inventory holding profits realized in 2004 were not repeated.  The $31.4 million operating profit from metals service centers and $15.0 million operating profit from the steel distributors were both slightly stronger than forecast due to higher selling prices.  Steel prices continue to experience downward pressures in certain products, albeit they are higher than they were last year at this time.

The $84 million increase in bank indebtedness, net of cash, was also forecast at year-end due to the reduction in accounts payable and taxes payable related to the 2004 results.  The major sources of cash were the $44 million positive cash flow from operations and $27 million reduction in inventory levels.  The major cash outlays were $91 million to reduce the accounts payable and taxes payable, $58 million to fund higher accounts receivable balances caused by higher revenues, $5 million for fixed assets purchases and $10 million for the payment of dividends to common shareholders.  It is anticipated that a positive cash flow will be generated from operating activities over the balance of 2005.

We are pleased to report that the Board of Directors approved a quarterly common share dividend of $0.20 per common share payable June 15, 2005.

Outlook

It remains difficult to predict the economic growth rate for the North American and International markets, as they are now intertwined when it comes to the consumption of both steel and the raw material inputs that go into the manufacture of steel mill products.  Furthermore, we are in a “wait and see” posture regarding the actions of the steel producers as their input costs remain higher than normal but demand continues to fluctuate in North America.

As we have already indicated, the primary risk in this market is the possibility of a steep reduction in steel pricing.  As such, our inventory levels will continue to be reduced during 2005 as we focus on working to minimize our inventory exposure.  The gross margins of all three business segments will continue to narrow until there is stability in steel pricing in concert with strong demand.  The 2005 results, while below those of 2004, are expected to generate, by a considerable margin, our second best year of earnings.

(signed) E.M. Siegel, Jr.
President and Chief Executive Officer

Dated April 27, 2005